SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 02 August 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Significant Investment in Bank of Ireland
25 July 2011
The Governor and Company of the Bank of Ireland ("Bank of Ireland" or "the Bank") welcomes today's announcement by the State of an investment of up to €1.123 billion in the Bank by a group of significant institutional investors and fund managers.  As part of the agreement between the State and these investors, the State has agreed to sell c. 4.2 billion units of ordinary stock, representing approximately 14.0 per cent of the Bank's fully diluted ordinary stock*, at a price of 10 cent per unit as follows (i) a sale of c. 2.4 billion units on completion of the rights issue and (ii) a sale of c. 1.8 billion units conditional on the receipt of certain regulatory clearances. In addition, these investors have agreed with the State that, to the extent that the State acquires ordinary stock pursuant to the rights issue underwriting agreement and subject to certain conditions being satisfied, they will purchase up to a further c. 7.0 billion units of ordinary stock from the State, representing approximately 23.3 per cent. of the fully diluted ordinary stock*, at a price of 10 cent per unit.  The conditions to this further purchase of 7.0 billion units of ordinary stock include the receipt of certain regulatory consents by these investors and to the extent that the resultant combined stockholdings of these investors exceed 29.9 per cent. of the Bank's then fully diluted ordinary stock, prior approval by independent stockholders. The Bank has been advised that each of these investors will manage their individual stockholdings independently. The Bank has made detailed presentations to and facilitated the due diligence of each of these investors over recent weeks in relation to the Bank's business and strategy and the progress which the Bank has made in repositioning and refocusing itself, including the Bank's pivotal role in helping revitalise the Irish economy.

The Bank has been advised that, should the regulatory and other conditions to all of the above transactions be satisfied and the transactions concluded, the State's maximum stockholding in the Bank would be 32.4 per cent. of the fully diluted ordinary stock* while the State's stockholding will not fall below 15 per cent. The maximum combined stockholding of these investors would be 37.3 per cent. while their minimum combined stockholding would be 14.0 per cent.  The precise stockholdings can only be determined upon completion of the rights issue and rump placing and after all regulatory and other approvals necessary for the investment are obtained.  The Bank will announce further details of the stockholdings of the State and these investors on completion of the rights issue and rump placing in the coming days.

In order to facilitate this investment, the Bank has given certain commitments to these investors including to assist them obtain the regulatory approvals required for their investment, to conduct business in the ordinary course and to ensure pre-emption.  The overall costs of the capital raising, including certain expenses of these investors, will remain within the costs figure previously advised to stockholders. The Bank has also agreed, subject to stockholder approval, to place additional stock up to a maximum of approximately 6 per cent. of the Bank's then fully diluted ordinary stock, with these investors and the State, at 10 cent per unit where their stockholdings following the above transactions are less than 25 per cent. and 15 per cent. respectively.  The Bank intends to use the proceeds of any such placings to redeem an equivalent capital value of the 2009 Preference Stock held by the NPRFC.

The Bank stated "
The Bank is very pleased to see this major endorsement of the Bank's strategy and the confidence which these investors share with the Bank in the future for the Irish economy. The Bank very much appreciates the opportunity which the Minister has provided to the Bank to seek private capital sources to support its capital raising programme and to enable its existing stockholders to participate in the rights issue component of the capital  raising programme
."

ENDS

* Based on c. 30.1 billion units of ordinary stock, being the number of units of ordinary stock that will be in issue on completion of the Rights Issue and the issuance of new ordinary stock pursuant to the Debt for Equity Offers and excluding any potential issue of new ordinary stock pursuant to the proposed placing

For further information please contact:

Bank of Ireland
John O'Donovan Andrew Keating	Group Chief Financial Officer Director of Group Finance	+353 (0)766 23 4703 +353 (0)1 637 8141
Tony Joyce	Head of Group Investor Relations	+353 (0)766 23 4729
Dan Loughrey	Head of Group Corporate Communications	+353 (0)766 234770

This announcement is not and should not be read as an offer to acquire or sell or exchange securities in connection with the Rights Issue or otherwise. It is not a prospectus or a prospectus "equivalent" document.

The securities that may be offered in the Debt for Equity Offers or the Rights Issue have not been and will not be registered under the US Securities Act of 1933, as amended (the "US Securities Act") or the securities laws of any State or other jurisdictions of the United States, or any other Excluded Territory and may not be offered or sold in the United States or any other Excluded Territory or to US Persons (as defined in Regulation S under the US Securities Act) absent registration or an applicable exemption from registration requirements of the US Securities Act and in compliance with any applicable securities laws of any State or other jurisdiction of the United States or any other Excluded Territory. There will be no public offer in the United States or in any Excluded Territory.

Neither the content of Bank of Ireland's website nor any website accessible by hyperlinks on Bank of Ireland's website is incorporated in, or forms part of, this announcement.

The distribution of this announcement and/or any other documents related to any offering of securities or the transfer or offering of securities to US Persons or into jurisdictions other than Ireland and the United Kingdom may be restricted by law. Persons into whose possession this announcement comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement contains or incorporates by reference certain "forward looking statements" regarding the belief or current expectations of the Group, the Directors and other members of its senior management about the Bank's financial condition, results of operations and business and the transactions described in the Prospectus. Generally, but not always, words such as "may", "could", "should", "will", "expect", "intend", "estimate", "anticipate", "assume", "believe", "plan", "seek", "continue", "target", "goal", "would" or their negative variations or similar expressions identify forward looking statements. Such forward looking statements are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside the control of the Bank and are difficult to predict, that may cause the actual results, performance, achievements or developments of the Group or the industries in which it operates to differ materially from any future results, performance, achievements or developments expressed or implied from the forward looking statements. A number of material factors could cause actual results to differ materially from those contemplated by the forward looking statements.

None of the Minister for Finance, the Department of Finance, the Irish Government, the National Pensions Reserve Fund Commission, the National Treasury Management Agency or any person controlled by or controlling any such person, or any entity or agency of or related to the Irish State, or any director, officer, official, employee or adviser (including without limitation legal and financial advisors) of any such person (each such person, a "Relevant Person") accepts any responsibility for the contents of, or makes any representation or warranty as to the accuracy, completeness or fairness of any information in, this announcement or any document referred to in this announcement or any supplement or amendment thereto (each a "Transaction Document"). Each Relevant Person expressly disclaims any liability whatsoever for any loss howsoever arising from, or in reliance upon, the whole or any part of the contents of any Transaction Document. No Relevant Person has authorised or will authorise the contents of any Transaction Document, or has recommended or endorsed the merits of the offering of securities or any other course of action contemplated by any Transaction Document.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 02 August 2011